FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2008

Silver Wheaton Corp.

(Translation of registrant's name into English)

Suite 3150, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40 F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

News Release Dated April 1, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: April 1, 2008	By: /s/ Peter Barnes
Name

Its: President and Chief Executive Officer
(Title)

FOR IMMEDIATE RELEASE	TSX: SLW
April 1, 2008	NYSE: SLW

SILVER WHEATON’S FINANCIAL STATEMENTS AND 40-F NOW AVAILABLE

Vancouver, British Columbia, April 1, 2008 – Silver Wheaton Corp. (“Silver Wheaton”) (TSX, NYSE: SLW) announces that its 2007 Audited Financial Statements are now available on SEDAR and on EDGAR. In addition, a Form 40-F report has been filed with the SEC and is available on EDGAR. Both reports can also be found at www.silverwheaton.com.

Please visit the home page of our website and click the 2007 Financial Statements and 40-F hyperlink to access the documents.

Shareholders may also receive a copy of Silver Wheaton's audited financial statements documents without charge upon request to Silver Wheaton's Investor Relations Department, Suite 3150, 666 Burrard St., Vancouver, BC, Canada V6C 2X8 or to info@silverwheaton.com.

Silver Wheaton will hold the Annual and Special Meeting of Shareholders in the Oceanview Suites at the Pan Pacific Hotel, 300-999 Canada Place, Vancouver, British Columbia on Wednesday, May 14, 2008 at 2:00 p.m. (Pacific Time).

Silver Wheaton is the largest public mining company with 100% of its operating revenue from silver production.  Silver Wheaton is unhedged and well positioned for further growth.

For further information, please contact:

David Awram

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com